

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

     Re: ParaZero Technologies Ltd.
         Amendment No. 4 to Registration Statement on Form F-1
         Filed September 7, 2022
         File No. 333-265178

Dear Mr. Shetzer:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed September 7, 2022

General

1. We note that Exhibits 4.1 and 4.3 each contain a forum selection provision. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in the relevant exhibit states this clearly.

2. We note that the warrant agreement filed as Exhibit 4.2 contains a jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:
   - Include a description of the provision in the Risk Factors section of the prospectus.
   - Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in

your warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

- Highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
- Clarify whether the provision applies to purchasers in secondary transactions.

<u>Statements of Financial Position, page F-5</u>

3.   We note your bonus share issuance and reverse stock split referenced in Footnote 19 on page F-23 and in your earnings per share calculation on page F-6. Tell us why you have not adjusted the share based information in your annual financial statements including the balance sheet, on a retrospective basis, as would appear to be necessary to conform to the guidance in paragraph 64 of IAS 33, and SAB Topic 4:C. Please note these adjustments would also impact disclosures within the filing including dilution.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huberman